April 9, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Kindly MD, Inc.
Amendment No. 7 to Registration Statement on Form S-1 Filed March 12, 2024
File No. 333-274606

Ladies and Gentlemen:

We are in receipt of your letter dated March 22, 2024. We have prepared the below response to your comments and have also amended the Registration Statement on Form S-1 for Kindly MD, Inc. (“Kindly” or the “Company”), as indicated.

Amendment No. 7 to Registration Statement on Form S-1 filed March 12, 2024 Recent

Developments

Bridge Financings, page 6

1.	We note the disclosure that from December 2023 to January 2024, you issued convertible promissory notes in the aggregate principal amount of $444,444 to certain investors. Please revise to disclose the investors and the material terms of the related Securities Purchase Agreements, including the convertible feature and pricing terms.

RESPONSE: The disclosure on page 6 has been updated to include the investors and the material terms of the related Securities Purchase Agreements, including the convertible feature and pricing terms.

2.	Please provide us with a detailed analysis as to why the proposed secondary offering is not an indirect primary offering on your behalf and thus appropriate to characterize the transaction as a valid secondary offering under Securities Act Rule 415(a)(1)(i). For example, we note your new disclosure regarding the issuance of convertible promissory notes from December 2023 to January 2024. Elsewhere, you note that these convertible notes will convert into shares of common stock at the assumed initial public offering price of $5.50 per share. Given that the investment in the promissory notes appeared to be made with a view towards the resale of the underlying common stock following the Company’s initial public offering, it appears the resale of these shares of common stock could be deemed an indirect primary offering being conducted by or on behalf of the Issuer.

Explain why the selling securityholders should not be deemed to be underwriters, or revise your prospects to include a statement that the selling securityholders are deemed underwriters and fix a price at which the resale shares will sell for the duration of the offering. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations Question 612.09. Last, please tell us whether the sales by the selling securityholders are needed to meet Nasdaq listing requirements.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits that the proposed resale of the shares of the Company’s common stock by the bridge lenders/selling securityholders (the “Selling Securityholders”) as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

In further consideration of this comment, we have reviewed Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”), which provides guidance regarding Rule 415:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling securityholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements…

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling securityholders have held the shares, the circumstances under which the received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We have reviewed the guidance in C&DI 612.09, including the six enumerated factors contained therein, and offer the following discussion for the Staff’s consideration.

Background

Between December 28, 2023 and January 24, 2024, through bona fide private placements with five separate individual accredited investors (collectively, the “Selling Securityholders”), the Company issued five separate Original Issuance Discount Promissory Notes (the “Notes”) with principal aggregate amounts totaling $444,444 to the Selling Securityholders (the “Private Placement”). In connection with the issuance of the Notes, the Company entered separate securities purchase agreements with each of the Selling Securityholders (the “Securities Purchase Agreements”), which includes the registration rights for a total of 80,808 shares of common stock to be issued to the Selling Securityholders on the date of the pricing of the Company’s IPO. The Private Placement was effected in reliance upon the exemption from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof and Rule 506 of Regulation D thereunder.

The Private Placement was conducted pursuant to the Securities Purchase Agreement in which, among other things, each Selling Securityholder made customary investment and private placement representations to the Company, including that it (i) was an “accredited investor” as defined in Rule 501 under the Securities Act, (ii) had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Note, and (iii) was able to bear the economic risks of the investment.

Factor 1: How Long the Selling Stockholders Have Held the Securities

While the presumption is that the longer securities are held, the less likely it is that a selling securityholder is acting as a conduit for a primary offering, such a factor is not determinative, and the Commission has in fact specifically recognized that a short holding period does not by itself negate valid investment intent. The Staff regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction.

Four of the Selling Securityholders initially purchased the Notes on December 28, 2023, with one investor purchasing a note on January 24, 2024 pursuant to the Securities Purchase Agreements. Therefore, as of the date of this letter, most of the Selling Securityholders will have held the Notes and the shares issuable upon the IPO related to the Note (the “Shares”) for over three months, with one holding a Note for more than two months. The issuances were made in a bona fide private placement exempt from registration under Section 4(2) of the Securities Act, and the Selling Securityholders acquired the securities for their own investment purposes. The Selling Securityholders have been subject to the full economic and market risks of their entire investment since the date of the acquisition of the shares. In addition, The Selling Securityholders acquired the shares with no assurance that the Company would ever go public or that the shares could be ever be sold in a liquid market. This holding period for the Notes and the Shares demonstrates that the Selling Securityholders acquired the securities for investment, do not have intent to distribute the Shares on behalf of the Company and are not acting as an underwriter. Additionally, the Selling Shareholders have agreed to lock up their shares for an additional ninety days following the pricing of the IPO.

In the Securities Purchase Agreement, the Company has covenanted to file a registration statement covering the resale of the shares of common stock underlying the Note. The Company has added the Shares to its Registration Statement to perform such obligation under the Securities Purchase Agreement. The Company respectfully submits to the Staff that the registration of the shares of common stock for resale as contemplated in the Registration Statement is consistent with other financing transactions, such as a typical “PIPE” transaction, where an issuer is required to file a resale registration statement shortly after closing. As discussed above, the Selling Securityholders have held the Notes for more than three or two months as of the date of this letter. Like other investors in a typical PIPE or IPO transaction, the Selling Securityholders were immediately at market risk once the Notes and the Shares underlying the Note were acquired on December 28, 2023 and January 24, 2024, respectively.

Factor 2: Circumstances under which the Selling Securityholders Acquired the Shares

As described above, the Selling Securityholders acquired the shares of common stock in the Private Placement, which was a bona fide private placement transaction conducted pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.

The Securities Purchase Agreement contained, among other things, customary investment and private placement representations of the Selling Securityholders to the Company. In addition, the Selling Securityholders have not entered into any underwriting relationships or arrangements with the Company, have not received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the shares of common stock, if any, by the Selling Securityholders. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

Furthermore, Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods” (emphasis added). The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the Selling Securityholders that have or are currently intended to take place if the Registration Statement is declared effective.

The Company further notes that registration is not equivalent to a current intent to distribute. If registration did equate with such a distribution intent, then no private placement transaction could ever occur because the mere fact of subsequent registration would presumably negate an investor’s prior representation of investment intent, which would in turn destroy any private placement exemption. In addition, the Securities Purchase Agreement with each investor provided that the investor agreed that, without the prior written consent of the Company, the investor shall not, during the period ending 90 days after the pricing of the initial public offering: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of such securities or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership or such securities.

Factor 3: The Selling Securityholders’ Relationship to the Company

Based upon information supplied to the Company by the Selling Securityholders, the Selling Securityholders are private individual accredited investors that purchased the securities for their own accounts and not with a view to resale or distribution. The Company does not have an underwriting relationship with the Selling Securityholders or any contractual, legal or other relationship that would control the timing, nature or amount of resales of the shares of common stock following the effectiveness of the Registration Statement or even whether, or if, any shares of common stock may be resold under the Registration Statement. To the Company’s knowledge, at no time have the Selling Securityholders been affiliated with or acted as securities broker-dealers or representatives thereof. Further, as noted above, the Selling Securityholders each represented to the Company that they were acquiring the securities for their own accounts and not with a view to resale or distribution.

The registration rights granted to the Selling Securityholders under the Securities Purchase Agreement entered into in connection with the Private Placement are customary and are not indicative of any desire of the Selling Securityholders to sell or distribute the shares of common stock on behalf of the Company, or at all. The Selling Securityholders negotiated for such customary registration rights for a variety of business reasons and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. In addition, the Selling Securityholders would be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any shares of common stock.

To the extent the Selling Securityholders sell the shares of common stock, the Selling Securityholders will retain all proceeds from such sales and the Company will not receive any of the proceeds from any resale of the Shares.

Factor 4: The Amount of Shares Involved

The Selling Stockholders are registering for resale 80,808 shares of Common stock they have the right to acquire pursuant to the Notes, out of the 1,712,057 total shares being registered in the Secondary Offering. Such shares represent only 4.71% of the total shares being registered in the Company’s Secondary Offering and 1.35% of the Company’s common shares after the Offering on a fully-diluted basis. We note that the Staff has permitted offerings to be characterized as secondary offerings in cases where a significantly larger percentage of a company’s outstanding securities was registered for resale.

Factor 5: Whether the Selling Securityholders are in the Business of Underwriting Securities

As noted above, based upon information supplied to the Company by the Selling Securityholders, the Selling Securityholders are each individual accredited investors. To the Company’s knowledge, the Selling Securityholders are not, nor have they ever been, in the business of underwriting securities. Additionally, the issuance of shares of common stock covered by the Registration Statement to be issued to the Selling Securityholders related to the issuance of the Note was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Securityholders’ ability to resell the shares of common stock.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities. See, e.g., Staff Letter dated May 10, 1983 re: American Council of Life Insurance. Pursuant to the Securities Purchase Agreements, the Selling Securityholders represented and warranted that they were acquiring the securities without a view towards the sale or distribution thereof within the meaning of the Securities Act. There is no evidence to suggest that any of those representations were false.

Factor 6: Whether under All the Circumstances it Appears that the Selling Securityholders are Acting as a Conduit for the Company

As noted above, the Selling Securityholders acquired the rights to the shares of common stock following the purchase of the Notes, which were initially acquired in bona fide private placement transactions several months ago. Since the closing of the Private Placements, the Selling Securityholders have borne the full economic risk of ownership of the securities and likely will continue to do so for a significant period of time. Additionally, the Selling Shareholders have agreed to lock up their shares for an additional ninety days following the pricing of the IPO and so cannot sell at the time of the IPO. The Selling Securityholders are not acting on behalf of the Company with respect to the shares of common stock being registered for resale under the Registration Statement and will receive no commission or other payment from the Company, and the Company will receive no portion of the proceeds from any sales of shares of common stock.

Conclusion

The circumstances of the offering do not indicate that the Selling Securityholders are reselling the shares of common stock on behalf of the Company. The Selling Securityholders did not acquire the shares of common stock under circumstances that would indicate that they were receiving compensation from the Company in connection with the resale of the shares of common stock or that the Company had any financial interest in the resale of the shares of common stock. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, the Selling Securityholders are not in the business of underwriting securities. In light of these circumstances and the others described herein, we respectfully submit that the Selling Securityholders are not acting as an underwriter on behalf of, or as a conduit for, the Company.

We acknowledge the Staff’s guidance and respectfully submit that, based on the foregoing, the proposed resale of the shares of common stock by the Selling Securityholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering and, as such, the Selling Securityholders should not be deemed to be underwriters under the Securities Act.

The Company also confirms that the registration of the Selling Securityholders’ shares required to be issued under the bridge financing documents is not needed to meet NASDAQ listing requirements.

Results of Operations, page 31

3.	Please substantially expand your disclosure to fully explain the specific facts and circumstances that caused the fluctuations in salaries and wages and general and administrative expenses. Specifically address the significant change in stock compensation expense reflected on page F-6. Also, please clarify how your “focus on improvement of operational efficiency and standardization of operational processes” impacted your reported revenue. Further, regarding the change in other income, please provide a disclosure that fully describes the Uplift charity program and how the program’s income and expenses are accounted for and classified in your financial statements. See Item 303 of Regulation S-K.

RESPONSE: The Results of Operations on page 31 have been updated to fully explain the specific facts and circumstances that caused the fluctuations in salaries and wages and general and administrative expenses, specifically the change in stock compensation reflected on page F-6. The  impact of the Company’s “focus on improvement of operational efficiency and standardization of operational processes” is described in detail and we have removed reference to an Uplift charity program as it is not material to our business or results of operations.

Stock-Based Compensation, page 34

4.	Please disclose the amount of stock compensation expense that you expect to recognize in 2024 based on the awards that are currently outstanding.

RESPONSE: The Company has no outstanding stock awards; we have updated page 34 to reflect this.

Note 6, page F-12

5.	Please tell us why the discount rate used in your lease accounting appears to be materially different from the borrowing rates disclosed in Note 8. See ASC 842-20-30-3.

RESPONSE: In response to the SEC Staff’s comment regarding the variance between the discount rate applied in our lease accounting and the rates disclosed in Note 8, we acknowledge the Staff’s comment and reaffirm our adherence to the guidance provided in ASC 842-20-30-3. As per our accounting policies, in instances where our leases do not specify an implicit rate, we determine the present value of future lease payments using an estimated incremental borrowing rate (“IBR”) at the commencement date of each lease. The IBR is calculated by estimating the cost for the Company to borrow, on a collateralized basis, an amount equal to the total lease payments for the term of the lease.

For our 2023 lease renewals, we recognize that the IBR used (same as the prior year) was notably lower than our estimated IBR for these renewals, which would have been more aligned with the rates disclosed in Note 8. Upon evaluating this discrepancy, we concluded that the change in rates did not materially affect the calculated present value of the 2023 lease renewals, and as such, no adjustments were made (for example, if the 2023 renewals used a 10% IBR compared to 6.11%, the PV of future lease payments would have changed from $38,650 to $37,858, representing only a $792 decrease).

Thank you for your assistance and review. Please contact our legal counsel, Callie Jones, at 801-303-5721 with further comments or questions.

Sincerely,

Kindly MD, Inc.

/s/ Timothy Pickett
Timothy Pickett
Chief Executive Officer